UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 3, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ✓                 Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on June 2, 2009, entitled “Vodafone Group Plc (“Vodafone”). 2009 Annual Report. 2009 Review of the Year and Notice of Annual General Meeting”.

2 June 2009

Vodafone Group Plc (“Vodafone”)

2009 Annual Report

2009 Review of the Year and Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Vodafone has submitted to the Financial Services Authority two copies of the above documents which will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The 2009 Annual Report is available at www.vodafone.com/investor and the 2009 Review of the Year and Notice of Annual General Meeting is available at www.vodafone.com/agm.

At the Annual General Meeting on 28 July 2009 it is proposed that the Company’s Articles of Association be amended with effect from the conclusion of the meeting. A summary of the proposed changes are set out in the 2009 Review of the Year and Notice of Annual General Meeting and the revised Articles of Association are available for inspection at the Company’s registered office, the offices of Linklaters, One Silk Street, London, EC2Y 8HQ and at www.vodafone.com/agm.

The Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470. The Annual Report on Form 20-F is available at www.vodafone.com/investor.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year and their impact on the financial statements, were included in Vodafone’s preliminary results announcement released on 19 May 2009. That information, together with the information set out below, which is extracted from the 2009 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2009 Annual Report. Page and note references in the text below refer to page numbers in the 2009 Annual Report.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect the Group’s business, operations, liquidity, financial position or future performance. This section should be carefully read in conjunction with the “Forward-looking statements” on page 142 of this document.

Adverse macro economic conditions in the markets in which the Group operates could impact the Group’s results of operations.

Adverse macro economic conditions and further deterioration in the global economic environment, such as a deepening recession or further economic slowdown in the markets in which the Group operates, may lead to a reduction in the level of demand from the Group’s customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of the Group’s products and services, including data services, or by switching to lower-cost alternatives offered by the Group’s competitors. Similarly, under these conditions the enterprise customers that the Group serves may delay purchasing decisions, delay full implementation of service offerings or reduce their use of the Group’s services. In addition, adverse economic conditions may lead to an increased number of the Group’s consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur, it could have a material adverse effect on the Group’s results of operations.

The continued volatility of worldwide financial markets may make it more difficult for the Group to raise capital externally, which could have a negative impact on the Group’s access to finance.

The Group’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. Due to the recent volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or Vodafone’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on the Group’s access to finance.

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.

As the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services the Group offers. Further details on the regulatory framework in certain countries and regions in which the Group operates, and on regulatory proceedings can be found in “Regulation” on page 135.

Increased competition may reduce market share and revenue.

The Group faces intensifying competition and its ability to compete effectively will depend on, among other things, network quality, capacity and coverage, the pricing of services and equipment, the quality of customer service, development of new and enhanced products and services, the reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Group adds new customers, a decrease in the size of the Group’s market share and a decline in the Group’s ARPU as customers choose to receive telecommunications services, or other competing services, from other providers. Examples include, but are not limited to, competition from internet based services and MVNOs.

The focus of competition in many of the Group’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenue and additional selling costs to replace customers or recapture lost revenue.

Increased competition has also led to declines in the prices the Group charges for its mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which the Group must provide subsidies for handsets. Additionally, the Group could face increased competition should there be an award of additional licences in jurisdictions in which a member of the Group already has a licence.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.

The Group’s operations depend in part upon the successful deployment of continuously evolving telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

The Group may experience a decline in revenue or profitability notwithstanding its efforts to increase revenue from the introduction of new services.

As part of its strategy, the Group will continue to offer new services to its existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However, the Group may not be able to introduce these new services commercially, or may experience significant delays due to problems such as the availability of new mobile handsets, higher than anticipated prices of new handsets or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.

Expected benefits from cost reduction initiatives may not be realised.

The Group has entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system. However, there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.

Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Vodafone completes a review of the carrying value of its assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the carrying values of certain of the Group’s assets are based. This includes an assessment of discount rates and long term growth rates, future technological developments and timing and quantum of future capital expenditure, as well as several factors which may affect revenue and profitability identified within other risk factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Due to the Group’s substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain assets in the Group. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect the Company’s reported distributable reserves and therefore its ability to make distributions to its shareholders or repurchase its shares. See “Critical accounting estimates” on page 71.

The Group’s geographic expansion may increase exposure to unpredictable economic, political and legal risks.

Political, economic and legal systems in emerging markets historically are less predictable than in countries with more developed institutional structures. As the Group increasingly enters into emerging markets, the value of the Group’s investments may be adversely affected by political, economic and legal developments which are beyond the Group’s control.

Expected benefits from acquisitions may not be realised.

The Group has made significant acquisitions, which are expected to deliver benefits resulting from the anticipated growth potential of the relevant markets. However, there is no assurance as to the successful integration of companies acquired by the Group or the extent to which the anticipated benefits resulting from the acquisitions will be achieved.

The Company’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures.

Some of the Group’s interests in mobile licences are held through entities in which it is a significant, but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the partners. In others, these matters may be approved without the Company’s consent. The Company may enter into similar arrangements as it participates in ventures formed to pursue additional opportunities. Although the Group has not been materially constrained by the nature of its mobile ownership interests, no assurance can be given that its partners will not exercise their power of veto or their controlling influence in any of the Group’s ventures in a way that will hinder the Group’s corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.

Expected benefits from investment in networks, licences and new technology may not be realised.

The Group has made substantial investments in the acquisition of licences and in its mobile networks, including the roll out of 3G networks. The Group expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies. Accordingly, the rate of the Group’s capital expenditures in future years could remain high or exceed that which it has experienced to date.

There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

The Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed in some countries where the Group operates that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under the heading “Legal proceedings” in note 33 to the consolidated financial statements, several mobile industry participants, including the Company and Verizon Wireless, have had lawsuits filed against them alleging various health consequences as a result of mobile phone usage, including brain cancer. While the Company is not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radio wave transmission will not impair its ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of the Group’s strategic focus on mobile telecommunications, its business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.

The Group’s business would be adversely affected by the non-supply of equipment and support services by a major supplier.

Companies within the Group source network infrastructure and other equipment, as well as network-related and other significant support services, from third party suppliers. The withdrawal or removal from the market of one or more of these major third party suppliers could adversely affect the Group’s operations and could result in additional capital or operational expenditures by the Group.

RELATED PARTY TRANSACTIONS

The Group’s related parties are its joint ventures (see note 13), associated undertakings (see note 14), pension schemes, directors and members of the Executive Committee. Group contributions to pension schemes are disclosed in note 26. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 34.

Transactions with joint ventures and associated undertakings

Related party transactions can arise with the Group’s joint ventures and associates and primarily comprise fees for the use of Vodafone products and services including, network airtime and access charges, and cash pooling arrangements. Except as disclosed below, no related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements.

	2009 £m	2008 £m	2007 £m
Transactions with associated undertakings:
Sales of goods and services	205	165	245
Purchase of goods and services	223	212	295
Amounts owed by/(owed to) joint ventures(1)	311	127	(842)
Net interest (income receivable from)/expense payable to joint ventures(1)	(18)	27	20

Note:

(1)Amounts arise through Vodafone Italy and, for the year ended 31 March 2009, Indus Towers, being part of a Group cash pooling arrangement and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associated undertakings are disclosed within notes 17 and 28. Dividends received from associated undertakings are disclosed in the consolidated cash flow statement.

Transactions with directors other than compensation

During the three years ended 31 March 2009, and as of 18 May 2009, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2009, and as of 18 May 2009, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

DIRECTORS’ STATEMENT OF RESPONSIBILITY

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2009 Annual Report. It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 19 May 2009.

“The Board confirms to the best of its knowledge:

•                 the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•                 the directors’ report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

By Order of the Board

Stephen Scott

Secretary

19 May 2009”

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “will”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. In particular, such forward-looking statements include, but are not limited to, statements with respect to expectations regarding the operating environment and market conditions and trends, including customer mix and usage, competitive pressure and price trends; growth in customer mix and usage; expectations regarding the supply of equipment and support services; expectations regarding liquidity and capitalisation; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses; the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2009. No assurances can be given that the forward-looking statements in this announcement will be realised. Neither Vodafone nor any of the Group intends to update these forward-looking statements. The Annual Report can be found on the Group’s website (www.vodafone.com/investor).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 3, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary